Exhibit 99.1

Press release

XPeng Announces Vehicle Delivery Results for October 2020

•	XPeng delivered 3,040 vehicles in October 2020, a 229% increase year-over-year

•	XPeng delivered 17,117 vehicles year-to-date 2020, a 64% increase year-over-year

Guangzhou, China, November 2, 2020 – XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for October 2020.

XPeng delivered a total of 3,040 Smart EVs in October 2020, consisting of 2,104 P7s, the Company’s smart sports sedan, and 936 G3s, its smart compact SUV. The Company’s October deliveries represented a 229% increase year-over-year.

As of October 31, 2020, year-to-date deliveries of the Company’s Smart EVs reached 17,117 units, representing a 64% increase year-over-year.

Despite China’s Golden Week holiday in early October which affected deliveries, the Company sees strong business momentum supported by fast production ramp up and robust demand for its Smart EVs. It achieved a new milestone this month, completing the production of the 10,000th P7 on October 20, 2020, just 160 days after starting mass production in late May.

About XPeng

XPeng Inc. is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley, and San Diego. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

Investor Relations

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com

Source: XPeng Inc.